September 3, 2021

Via EDGAR Transmission

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mitchell Austin

Re:	Otonomo Technologies Ltd.

Registration Statement on Form F-1

Filed August 30, 2021

Registration No. 333-259144

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request the acceleration of the effective date of the above-referenced Registration Statement so that it will become effective on September 8, 2021, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable, or at such later time as Otonomo Technologies Ltd. (the “Company”) or its counsel may request via telephone call to the staff. Please contact Ryan J. Maierson or John M. Greer of Latham & Watkins LLP, counsel to the Company, at (713) 546-7420 or (713) 546-7472, or in their absence, Ryan J. Lynch at (713) 546-7404, to provide notice of effectiveness, or if you have any other questions or concerns regarding this matter.

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Sincerely yours,

Otonomo Technologies Ltd.

By:	/s/ Ben Volkow
Ben Volkow
Chief Executive Officer

cc:	Ryan J. Maierson

John M. Greer

Ryan J. Lynch